UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 31, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $15,254,000 Callable Step Up Fixed Rate Notes due October 31, 2017

•                  $7,577,000 Callable Step Up Fixed Rate Notes due October 31, 2036

•                  $1,000,000 10.25% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of JPMorgan Chase & Co.)

•                  $540,000 Annual Reset Coupon Buffered Notes due October 30, 2014 Linked to the S&P 500® Index

•                  $1,000,000 AutoCallable Yield Notes due October 31, 2012 Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index

•                  $390,000 Notes linked to the Barclays Capital Voyager III DJ-UBSCISSM Total Return Index Due October 31, 2016

•                  $600,000 10.00% Exchangeable Notes due April 30, 2012 (Linked to the Class A Common Stock of Google Inc.)

•                  $200,000 14.00% Exchangeable Notes due October 31, 2012 (Linked to the Common Stock of MetLife Inc.)

•                  $200,000 13.00% Exchangeable Notes due October 31, 2012 (Linked to the Common Stock of Marathon Oil Corporation)

•                  $100,000 12.50% Exchangeable Notes due April 30, 2012 (Linked to the Common Stock of Chevron Corporation)

•                  $100,000 13.50% Exchangeable Notes due April 30, 2012 (Linked to the Common Stock of JPMorgan Chase & Co.)

•                  $100,000 15.30% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Goldman Sachs Group Inc.)

•                  $1,000,000 Fixed Rate Callable Range Accrual Note due October 31, 2031

•                  $5,851,000 Callable CMS Steepener Notes due November 1, 2031

•                  $32,445,000 Floored Fixed-to-Floating Rate Notes due October 31, 2014

•                  $1,000,000 11.90% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Halliburton Company)

•                  $200,000 13.75% Exchangeable Notes due April 30, 2012 (Linked to the Common Stock of Whole Foods Market, Inc.)

•                  $300,000 16.00% Exchangeable Notes due October 31, 2012 (Linked to the Common Stock of Citigroup Inc.)

•                  $200,000 12.25% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Chico’s FAS, Inc.)

•                  $100,000 14.00% Exchangeable Notes due April 30, 2012 (Linked to the Common Stock of JPMorgan Chase & Co.)

•                  $100,000 15.00% Exchangeable Notes due April 30, 2012 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)

•                  $200,000 15.75% Exchangeable Notes due October 31, 2012 (Linked to the Common Stock of Morgan Stanley)

•                  $8,460,000 Super TrackSM Notes due October 30, 2015 Linked to the Performance of the Dow Jones Industrial AverageSM

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: October 31, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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